Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 16 DATED DECEMBER 2, 2010

Supplement Nos. 14, 15 and 16 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 14 (cumulative, replacing all prior supplements) dated October 21, 2010 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 23 hotels containing a total of 3,070 guest rooms for an aggregate gross purchase price of approximately $432.8 million; (c) our execution of certain purchase contracts that relate to 29 hotels containing a total of 3,731 guest rooms and that provide for an aggregate gross purchase price of approximately $476.9 million; (d) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia; (e) the termination of two purchase contracts; (f) financial and operating information for all of our purchased hotels; and (g) our recent financial information and certain additional information about us.

Supplement No. 15 dated November 18, 2010 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 18 hotels containing a total of 2,508 guest rooms for an aggregate gross purchase price of approximately $317.8 million; (c) our execution of certain purchase contracts that relate to four hotels containing a total of 451 guest rooms and that provide for an aggregate gross purchase price of approximately $65.0 million; (d) financial and operating information for our recently purchased hotels; and (e) our recent unaudited financial information and certain additional information about us.

Supplement No. 16 dated December 2, 2010 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of three hotels containing a total of 349 guest rooms for an aggregate gross purchase price of approximately $45.8 million; and (c) financial and operating information for our recently purchased hotels.

As of May 14, 2008, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of November 30, 2010, we had closed on the sale of 171,033,376 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $1.9 billion and proceeds net of selling commissions and marketing expenses of approximately $1.7 billion. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $2 billion and proceeds net of selling commissions and marketing expenses of approximately $1.8 billion.

In connection with our hotel and land purchases to date, we paid a total of approximately $28.9 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.